Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000

September 17, 2007

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549-4561

Attn:
Terry French
Sandra Stokes

RE:	Duff & Phelps Corporation Amendment No. 6 to Registration Statement on Form S-1 Filed on September 12, 2007 File No. 333-143205

Dear Mr. French and Ms. Stokes:

        On behalf of our client, Duff & Phelps Corporation (the "Company"), in furtherance of the telephone conversation on September 13, 2007 (the "September 13 Call") among you, Sandra Stokes of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), Noah Gottdiener, CEO of the Company, Michael F. Monahan, Partner of KPMG and Brenna Wist, Partner in the Department of Professional Practice of KPMG, we respectfully submit this supplemental response to the comments conveyed by the Staff on the September 13 Call. In addition, we are submitting this letter in response to the written comments of the Staff contained in your letter, dated September 14, 2007 (the "Comment Letter") with respect to the registration statement on Form S-1 filed by the Company with the Commission on May 23, 2007 (File No. 333-143205) (the "Registration Statement") as amended by Amendment No. 1 to the Registration Statement ("Amendment No. 1") filed by the Company with the Commission on June 29, 2007, Amendment No. 2 to the Registration Statement ("Amendment No. 2") filed by the Company with the Commission on July 26, 2007, Amendment No. 3 to the Registration Statement ("Amendment No. 3") filed by the Company with the Commission on August 9, 2007, Amendment No. 4. to the Registration Statement ("Amendment No. 4") filed by the Company with the Commission on August 27, 2007, Amendment No. 5 to the Registration Statement ("Amendment No. 5") filed by the Company with the Commission on September 4, 2007, Amendment No. 6 to the Registration Statement ("Amendment No. 6") filed with the Commission on September 12, 2007 and Amendment No. 7 to the Registration Statement ("Amendment No. 7") filed with the Commission on September 17, 2007.

        In response to the September 13 Call, the Company affirms its belief that the Reorganization constitutes a fair-value for fair-value exchange.

        In connection with the Comment Letter, certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 7.

        The Company has responded to all of the Staff's comments. The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 7.

Unaudited Pro Forma Balance Sheet, page 39

1.
We note the general reference in note 1 to your discussion of the recapitalization transactions beginning on page 26. Please revise note 1 to clarify the nature of the adjustments presented in this column. Also disclose the pertinent assumptions used, such as the number of New Class A units redeemed and the redemption price.

        The disclosure on pages 39 and 40 of the prospectus has been revised, as per the Staff's comment.

2.
We note the general reference in note 2 to "Our Structure" beginning on page 26. Please revise note 2 to clarify the nature of the adjustments presented in this column. Also please consider revising the description of this adjustment to clarify that it does reflect the use of a portion of the proceeds from the offering. Your current disclosure which states that it does "not give effect to any proceeds" from the offering in excess of the amount required to effect the Redemption does not clearly convey the use of cash to redeem units held by existing unitholders.

        The disclosure on pages 39 and 40 of the prospectus has been revised, as per the Staff's comment.

3.
Please include a column to show the pro forma adjustments that give effect to the amounts in the column labeled "Duff & Phelps Corporation Pro Forma". Present each adjustment in a self-balancing format to clearly reflect the impact on each line item in the balance sheet.

        The disclosure on pages 39 and 40 of the prospectus has been revised, as per the Staff's comment.

4.
Revise note 3 to clearly explain the nature of this adjustment.

        The disclosure on pages 39 and 40 of the prospectus has been revised, as per the Staff's comment.

* * * *

        We thank you for your prompt attention to this letter responding to the September 13 Call and the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2318.

Very truly yours,
/s/ JOSHUA RATNER, ESQ. Joshua Ratner, Esq.
cc:	Michael F. Monahan Edward S. Forman, Esq. David J. Goldschmidt, Esq. Michael Kaplan, Esq.